UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 2020

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Commission File Number: 001-38067

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Verona Pharma plc
(Exact Name of Registrant as Specified in Its Charter)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Operational Update and Financial Results

On April 30, 2020, Verona Pharma plc (the "Company") issued its interim results for the three months ended March 31, 2020 (the “Interim Results”).

The Interim Results are furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

The Condensed Consolidated Interim Statement of Financial Position, Condensed Consolidated Interim Statement of Comprehensive Income, Condensed Consolidated Interim Statement of Changes in Equity and Condensed Consolidated Interim Statement of Cash Flows and the notes thereto in Exhibit 99.1 are hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-217521) and Registration Statement on Form F-3 (333-225107).

Impact of COVID-19 on Certain Ongoing and Planned Clinical Trials

The Company’s ongoing clinical trial evaluating the pMDI formulation of ensifentrine in patients with moderate to severe chronic obstructive pulmonary disease ("COPD") has met previously disclosed timelines for reporting data from the single-dose portion (Part A), and the Company previously reported that it anticipated reporting results from the multiple-dose portion (Part B) in the second half of 2020. In March 2020, the Company announced it has postponed the initiation of Part B due to concerns regarding the safety of trial subjects, caregivers and medical staff during the COVID-19 pandemic. As a result, the Company does not expect to announce results from Part B of this trial in 2020. The Company will continue to monitor this evolving situation and will provide an updated timeline for the initiation of Part B at a later date.

The Company has previously reported that it anticipates initiating the Phase 3 program with nebulized ensifentrine in moderate to severe COPD patients in the third quarter of 2020. The Company is continuing its preparations to initiate the Phase 3 program as soon as possible following receiving a response from the FDA to its End-of-Phase 2 package which supports proceeding with Phase 3 and, subject to securing sufficient capital to fund the program and the then-current status of the COVID-19 pandemic. The Company is investigating the potential impact of the COVID-19 pandemic on the program, including the planned design, cost and timelines and is evaluating potential mitigations including pre-enrollment COVID-19 screening among others. The Company plans to provide an update on these details as and when further information is available.

Supplemental Risk Factor Disclosure

In light of recent developments relating to the novel coronavirus (COVID-19) pandemic, the Company is supplementing the risk factors previously disclosed in Part I, Item 3.D of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission on February 27, 2020, to include the following risk factor under the heading “Risk Factors - Risks Related to Our Business and Industry”:

The COVID-19 coronavirus has and may continue to adversely impact our business, including our preclinical studies and clinical trials.

In December 2019, a novel strain of coronavirus, which causes COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has spread to multiple countries, including the United Kingdom and the United States, where we have planned or ongoing preclinical studies and clinical trials. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic. Since then, governments from many countries have established stay at home measures including, among other things, the prohibition of public gatherings of more than two people and restrictions on domestic and international travel. The pandemic and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. In response to the spread of COVID-19, we have closed our principal office in the UK and our office in the US with all employees continuing their work outside of our offices. We have also postponed enrollment of Part B of our pMDI Phase 2 trial in COPD, and as a result we no longer expect to announce results from Part B of this trial in 2020. In addition, whilst we have previously reported that we anticipate initiating our Phase 3 program in the third quarter of 2020, we are investigating the potential impact of the COVID-19 pandemic on the program, including the planned design, cost and timelines.

If the COVID-19 coronavirus continues to spread in the United Kingdom, United States and elsewhere, or if the outbreak continues for a significant length of time, we may experience additional disruptions that could severely impact our business, preclinical studies and clinical trials, including in particular initiation of our Phase 3 program and:

•	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

•	delays or difficulties in enrolling patients in our clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•	disruption to manufacturers that could affect the supply of drug product for our clinical trials or difficulty sourcing key components necessary for the manufacture of ensifentrine drug product;

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delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials, including interruption in global shipping that may affect the transport of clinical trial materials;

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changes in local regulations as part of a response to the COVID-19 coronavirus pandemic which may require us to undertake additional testing or change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•
diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

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interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others, or interruption of clinical trial subject visits and study procedures, the occurrence of which could affect the integrity of clinical trial data;

•
risk that participants enrolled in our clinical trials will acquire COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events;

•	interruptions or delays in preclinical studies due to restricted or limited operations at our third party research and development services;

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delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;

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diversion of or limitations on employee resources that would otherwise be focused on the operations of our business and the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•
higher clinical trial insurance costs and/or delays in operations at insurance agencies, which may impact timelines for the issuance of insurance coverage policies and local coverage determinations delays; and

•	refusal of the FDA, the EMA or comparable foreign regulatory authorities to accept data from clinical trials in affected geographies.

Health regulatory agencies globally may also experience disruptions in their operations as a result of the COVID-19 pandemic. The FDA, EMA and comparable foreign regulatory agencies may have slower response times or be under-resourced to review or meet to discuss our regulatory submissions, or to continue to monitor our clinical trials and, as a result, review, inspection and other timelines may be materially delayed. For example, as a result of the COVID-19 pandemic, the FDA has advised that it will provide a written response to our End-of-Phase 2 package, rather than hold a meeting. This may impact our timelines and our ability to obtain clear guidance from the FDA on the design of our Phase 3 program for nebulized ensifentrine. Furthermore, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and products through April 2020, and subsequently, on March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. It is unknown how long such delays or disruptions could last. Any elongation or de-prioritization of our clinical trials or delay in regulatory review resulting from such disruptions could materially affect the development and study of our product candidates.
The COVID-19 pandemic continues to rapidly evolve. The extent to which the pandemic impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing in the United Kingdom and other countries, business closures or business disruptions and the effectiveness of actions taken in the United Kingdom and other countries to contain and treat the disease.
While the potential economic impact brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict, the widespread pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, the recession or market correction resulting from the spread of COVID-19 could materially affect our business. For example, we previously announced our goal to raise significant additional funding in 2020 to initiate and complete our Phase 3 program for the maintenance treatment of COPD. The Company is continuing to evaluate available sources of capital, however, the cost and other terms of such capital have become more onerous as a result of the impacts of the COVID-19 pandemic on the financial markets and there is no guarantee that we will be successful in securing additional financing on acceptable terms or within our planned timeframe, or at all, and should we be unable to raise sufficient additional funds we will be required to defer the initiation of Phase 3 clinical trials and other development activities, until such funding can be obtained. This could also force us to delay, reduce or eliminate some or all of our research and development programs, product portfolio expansion or commercialization efforts, or pursue alternative development strategies that differ significantly from our current strategy, which could have a material adverse effect on our business, results of operations and financial condition.
The information under the captions “Impact of COVID-19 on Certain Ongoing and Planned Clinical Trials” and “Supplemental Risk Factor Disclosure” in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-217521) and Registration Statement on Form F-3 (File No. 333-225107).

Forward-Looking Statements

This Report on Form 6-K (the “Report”) contains forward-looking statements. All statements contained in this Report that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the impact of COVID-19 on our business and operations and the Company’s future financial results.

These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: the impact of the COVID-19 pandemic on our operations, the continuity of our business and general economic conditions; and our vulnerability to natural disasters, global economic factors and other unexpected events, including health epidemics or pandemics like COVID-19. These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 27, 2020, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this Report. Any such forward-looking statements represent management's estimates as of the date of this Report. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Verona Pharma plc Interim Results for the Three Months Ended March 31, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: April 30, 2020	By:	/s/ David Zaccardelli
		Name:	David Zaccardelli, Pharm.D.
		Title:	President and Chief Executive Officer